SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            NETWORK PERIPHERALS INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    64121R100
                         -----------------------------
                                 (CUSIP Number)
                                    Copy to:
Seneca Ventures                        Stephen A. Cohen, Esq.
68 Wheatley Road                       Morrison Cohen Singer & Weinstein, LLP
Brookville, New York  11545            750 Lexington Avenue
Telephone (516) 626-3070               New York, New York 10022
                                       Telephone (212) 735-8600


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                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                October 29, 1996
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                        (Continued on following page(s))

                                   - 1 of 14 -

CUSIP
No.   64121R100                       13D
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 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                   Woodland Venture Fund

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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          WC, OO

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 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

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 6     Citizenship or Place of Organization                           New York

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                 7     Sole Voting Power
                            305,000 shares                                2.6%
   Number of    ----------------------------------------------------------------
    Shares       8     Shared Voting Power
 Beneficially               459,100 shares                                3.9%
   Owned By     ----------------------------------------------------------------
     Each        9     Sole Dispositive Power
   Reporting                305,000 shares                                2.6%
    Person      ----------------------------------------------------------------
     With        10    Shared Dispositive Power
                            459,100 shares                                3.9%
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11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     764,100 shares

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12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

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13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%

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14     Type of Reporting Person*
                                       PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 2 of 14 -

CUSIP
No.   64121R100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Woodland Partners

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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|

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 3     SEC Use Only

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 4     Source of Funds*                    WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

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 6     Citizenship or Place of Organization                             New York

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                 7     Sole Voting Power
   Number of                245,500 shares                                2.1%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 518,600 shares                                4.4%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  245,500 shares                                2.1%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            518,600 shares                                4.4%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      764,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 3 of 14 -

CUSIP
No.   64121R100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                      Seneca Ventures

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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                 7     Sole Voting Power
   Number of                165,600 shares                                1.4%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 598,500 shares                                5.0%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  165,600 shares                                1.4%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            598,500 shares                                5.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      764,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 4 of 14 -

CUSIP
No.   64121R100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Woodland Services Corp.

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 2     Check the Appropriate Box if a Member of a Group*
                                                                        (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

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 6     Citizenship or Place of Organization                         New York

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                 7     Sole Voting Power
   Number of                0 shares                                        0%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 764,100 shares                                6.4%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                        0%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            764,100 shares                                6.4%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      764,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 5 of 14 -

CUSIP
No.   64121R100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Barry Rubenstein

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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|
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 3     SEC Use Only

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 4     Source of Funds*        WC.00

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 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

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 6     Citizenship or Place of Organization                        United States

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                 7     Sole Voting Power
   Number of                48,000 shares                                  .4%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 716,100 shares                                6.0%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  48,000 shares                                  .4%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            716,100 shares                                6.0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     764,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%

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14     Type of Reporting Person*
                                                   IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   - 6 of 14 -

CUSIP
No.  64121R100                        13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Marilyn Rubenstein

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 2     Check the Appropriate Box if a Member of a Group*                (a)  |X|

                                                                        (b)  |_|

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 3     SEC Use Only

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 4     Source of Funds*              WC,00

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                    United States

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                 7     Sole Voting Power
   Number of                0 shares                                        0%
    Shares      ----------------------------------------------------------------
 Beneficially    8     Shared Voting Power
   Owned By                 764,100 shares                                 6.4%
     Each       ----------------------------------------------------------------
   Reporting     9     Sole Dispositive Power
    Person                  0 shares                                        0%
     With       ----------------------------------------------------------------
                 10    Shared Dispositive Power
                            764,100 shares                                 6.4%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      764,100 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                           6.4%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                            IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 14 -

     This statement, dated October 29, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated May 30, 1996, regarding the reporting persons' ownership of certain securities of Network Peripherals Inc. (the "Issuer"). This Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule. This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 3. Source and Amounts of Funds or Other Consideration

     The partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds.

     The amount of funds used in making the purchases of the shares of Common Stock in the over-the-counter market are set forth below:

            Name                                Amount of Consideration
            ----                                -----------------------

            Woodland Venture Fund                    $3,741,938
            Woodland Partners                        $3,511,375
            Seneca Ventures                          $1,990,594
            Barry Rubenstein Rollover IRA            $  767,625

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 11,897,036 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 30, 1996:




                                   - 8 of 14 -

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
----                             ------------------      ------------------
Woodland Venture Fund                 764,100(1)                 6.4%
Woodland Partners                     764,100(2)                 6.4%
Seneca Ventures                       764,100(3)                 6.4%
Woodland Services Corp.               764,100(4)                 6.4%
Barry Rubenstein                      764,100(5)                 6.4%
Marilyn Rubenstein                    764,100(6)                 6.4%

     (b) The Fund has sole power to vote and dispose of 305,000 shares of Common Stock, and may be deemed to have shared power to vote and dispose of 459,100 shares of Common Stock.

     Partners has sole power to vote and to dispose of 245,500 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 518,600 shares of Common Stock.

--------
(1) The Fund disclaims beneficial ownership of 245,500 shares of Common Stock owned by Partners, 165,600 shares of Common Stock owned by Seneca and 48,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(2) Partners disclaim beneficial ownership of 305,000 shares of Common Stock owned by the Fund, 165,600 shares of Common Stock owned by Seneca and 48,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(3) Seneca disclaims beneficial ownership of 245,500 shares of Common Stock owned by Partners, 305,000 shares of Common Stock owned by the Fund and 48,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(4) 418 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund and 260 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 245,500 shares of Common Stock owned by Partners, and 48,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.

(5) 220,950 shares of Common Stock beneficially owned by Mr. Rubenstein represents Mr. Rubenstein's equity interest in Partners, 123,362 shares of Common Stock represents his equity interest in the Fund and 36,432 shares of Common Stock represents his equity interest in Seneca. Mr. Rubenstein disclaims beneficial ownership of 24,550 shares of Common Stock held by Partners (which represents his wife's equity interest in Partners), 181,638 shares of Common Stock owned by the Fund and 129,168 shares of Common Stock owned by Seneca.

(6) 24,550 shares of Common Stock represents Mrs. Rubenstein's equity interest in Partners and 14,837 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 220,950 shares of Common Stock held by Partners (which represents her husband's equity interest in Partners), 150,763 shares of Common Stock owned by Seneca, 305,000 shares of Common Stock owned by the Fund and 48,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account.


                                   - 9 of 14 -

     Seneca has sole power to vote and to dispose of 165,600 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 598,500 shares of Common Stock.

     Services may be deemed to have shared power to vote and to dispose of 764,100 shares of Common Stock.

     Barry Rubenstein, by virtue of being a general partner of Seneca, Partners and the Fund, may be deemed to have shared power to vote and to dispose of 716,100 shares of Common Stock representing approximately 6.0% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and dispose of 48,000 shares of Common Stock currently held in his Rollover IRA account representing approximately .4% of the outstanding Common Stock.

     Marilyn Rubenstein, by virtue of being a general partner of Partners and wife of Barry Rubenstein, may be deemed to have shared power to vote and dispose of 764,100 shares of Common Stock representing approximately 6.4% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from August 29, 1996 through October 30, 1996, inclusive.

                               Purchase or    Number of Shares      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Woodland Partners               10/29/96            15,000            $16.3125

Seneca Ventures                 10/30/96             2,500            $17.25

Barry Rubenstein Rollover IRA    9/25/96            10,000            $14.8125
                                 9/26/96             8,000            $14.625

     The reporting persons acquired the shares of Common Stock in the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Not applicable.


ITEM 7. Material to be Filed as Exhibits

     Exhibit A - Agreement, effective as of October 29, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


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

                                   Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: October 31, 1996

                                      s/ Barry Rubenstein
                                    --------------------------------------
                                    Barry Rubenstein, individually, and as
                                    General Partner on behalf of Seneca
                                    Ventures, Woodland Venture Fund, and
                                    Woodland Partners, and as President of
                                    Woodland Services Corp.






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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